EXHIBIT 22


CAMBRIDGE BIOTECH CORPORATION

SUBSIDIARIES

1.Cambridge Diagnostics Limited, a company incorporated in the Republic of Ireland is a wholly owned subsidiary of the Company.

2.Cambridge Biotech International Corporation, a company incorporated in Delaware, is a wholly owned subsidiary of the Company.

3.Cambridge Affiliate Corp, a company incorporated in Delaware, 51% of the common stock of which is owned by the Company.

Each of the above companies does business under its own corporate name.